UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Solid Power, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

83422N105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 83422N105

(1)	NAMES OF REPORTING PERSONS Volta Energy Technologies, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 9,206,506(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 9,206,506(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,206,506(1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%*
(12)	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes 5,860,028 shares of Common Stock held by Volta SPV SPW, LLC, 1,513,525 shares of Common Stock held by Volta SPW Co-Investment, LP, 1,171,769 shares of Common Stock held by Volta Energy Storage Fund I, LP, and 661,184 shares of Common Stock held by Volta Energy Technologies, LLC.

*	Based on 176,782,721 shares of Common Stock outstanding as of February 27, 2023 as stated by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022.

Item 1.

(a)	Name of Issuer:

Solid Power, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

486 S. Pierce Avenue, Suite E

Louisville, Colorado 80027

Item 2.

(a)	Name of Persons Filing:

Volta Energy Technologies, LLC (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

28365 Davis Parkway, Suite 202

Warrenville, IL 60555

(c)	Citizenship:

The Reporting Person is a limited liability companies organized under the laws of State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

83422N105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 9,206,506 shares

Includes 5,860,028 shares of Common Stock held by Volta SPV SPW, LLC (“Volta SPV”), 1,513,525 shares of Common Stock held by Volta SPW Co-Investment, LP (“Volta Co-Invest”), 1,171,769 shares of Common Stock held by Volta Energy Storage Fund I, LP (“VESF”), and 661,184 shares of Common Stock held by the Reporting Person.

The Reporting Person is the Managing member of Volta SPV.

The General Partner of Volta Co-Invest, Volta Energy Storage Fund I GP, LLC, is a wholly owned subsidiary of the Reporting Person.

The General Partner of VESF, Volta Energy Storage Fund I GP, LLC, is a wholly owned subsidiary of the Reporting Person.

(b)	Percent of class: 5.2%

Based on 176,782,721 shares of Common Stock outstanding as of February 27, 2023 as stated by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2022.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

9,206,506 shares (see Item 4(a))

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

9,206,506 shares (see Item 4(a))

(iv)	Shared power to dispose or to direct the disposition of

0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: March 7, 2023

VOLTA ENERGY TECHNOLOGIES, LLC

By:	/s/ Jeffrey P. Chamberlain
Its:	Manager